AMCI Acquisition Corp.
975 Georges Station Road, Suite 900
Greensburg, PA 15601

November 14, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: David Lin, Staff Attorney

Re:	AMCI Acquisition Corp.
Registration Statement on Form S-1
Filed October 25, 2018, as amended
File No. 333-227994

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AMCI Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, November 15, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ William Hunter
William Hunter
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP